July 23, 2013

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valor Gold Corp.
Form S-1/A (Amendment No. 1 to Registration Statement on Form S-1)
SEC File Number:  333-171277
Form A-W Application for Withdrawal

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Valor Gold Corp., a Delaware corporation (the “Company”), hereby requests withdrawal of its Amendment to Registration Statement on Form S-1/A (File No. 333-171277) (the “Amendment”), that was filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2013.  The Company requests withdrawal of the Amendment because it was coded with an incorrect Edgar file number.  On April 26, 2013, the Company resubmitted its filing as an Amendment to Registration Statement on Form S-1/A using the correct Edgar file number of 333-182940.

Very truly yours,

Valor Gold Corp.

By:   /s/ David Rector
Name:  David Rector
Title:  Chief Executive Officer